SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                        Intensiva Healthcare Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   45815Y 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement. / X / (A fee is not required if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                 Page 1 of 9 Pages
                         Exhibit Index Contained on Page 7



---------------------------------------------------                        ---------------------------------------------------------
CUSIP NO. 45815Y 10 5                                         13G                               Page 2 of 9 Pages
---------------------------------------------------                        ---------------------------------------------------------




--------- --------------------------------------------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Sierra Ventures IV, a California
                         Limited Partnership ("Sierra IV") 94-3137106
--------- --------------------------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a)  / /        (b) /X/
--------- --------------------------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY

--------- --------------------------------------------------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
          California Limited Partnership
--------- --------------------------------------------------------------------------------------------------------------------------
        NUMBER OF SHARES                5     SOLE VOTING POWER
    BENEFICIALLY OWNED BY EACH                                                                                          - 0 -
       REPORTING PERSON WITH          ------- --------------------------------------------------------------------------------------
                                        6     SHARED VOTING POWER
                                                                                                                    1,441,044
                                      ------- --------------------------------------------------------------------------------------
                                        7     SOLE DISPOSITIVE POWER
                                                                                                                        - 0 -
                                      ------- --------------------------------------------------------------------------------------
                                        8     SHARED DISPOSITIVE POWER
                                                                                                                    1,441,044
------------------------------------- ------- --------------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
                                                                                                                    1,441,044
------- ----------------------------------------------------------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*
                                                                                                                           / /
------- ----------------------------------------------------------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                                                                         14.5%
------- ----------------------------------------------------------------------------------------------------------------------------
   12   TYPE OR REPORTING PERSON*
                                                                                                                            PN
------- ----------------------------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------------------------                        ---------------------------------------------------------
CUSIP NO. 45815Y 10 5                                         13G                               Page 3 of 9 Pages
---------------------------------------------------                        ---------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      SV Associates IV, L.P. ("SV Associates") 94-3137105
------------------------------------------------------------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                 (a)  / /       (b) /X/
------------------------------------------------------------------------------------------------------------------------------------
3            SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION
                California Limited Partnership
---------------------------------- -------------- ----------------------------------------------------------------------------------
    NUMBER OF SHARES                    5         SOLE VOTING POWER                                                   - 0 -
BENEFICIALLY OWNED BY EACH
  REPORTING PERSON WITH            -------------- ----------------------------------------------------------------------------------
                                        6         SHARED VOTING POWER  1,498,744
                                                  shares   of  which   1,411,044
                                                  shares are  directly  owned by
                                                  Sierra  IV and  57,700  shares
                                                  are  directly  owned by Sierra
                                                  Ventures IV  International,  a
                                                  Delaware  Limited  Partnership
                                                  ("Sierra  IV  International").
                                                  SV  Associates  is the general
                                                  partner   of   Sierra  IV  and
                                                  Sierra IV International.
                                   -------------- ----------------------------------------------------------------------------------
                                        7         SOLE DISPOSITIVE POWER                                              - 0 -
                                   -------------- ----------------------------------------------------------------------------------
                                        8         SHARED    DISPOSITIVE    POWER
                                                  1,498,744   shares   of  which
                                                  1,441,044  shares are directly
                                                  owned by Sierra IV and  57,700
                                                  shares are  directly  owned by
                                                  Sierra  IV  International.  SV
                                                  Associates   is  the   general
                                                  partner   of   Sierra  IV  and
                                                  Sierra IV International.
---------------------------------- -------------- ----------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
                                                                                                                  1,498,744
------------ -----------------------------------------------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES*
                                                                                                                        / /
------------ -----------------------------------------------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                                                                      15.1%
------------ -----------------------------------------------------------------------------------------------------------------------
    12       TYPE OR REPORTING PERSON*
                                                                                                                         PN
------------ -----------------------------------------------------------------------------------------------------------------------

                                      * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(A).        NAME OF ISSUER

                  Intensiva Healthcare Corporation

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  7733 Forsyth Blvd., Suite 1100
                  St. Louis,  Missouri 63105

ITEM 2(A)-(C).             NAME, ADDRESS AND CITIZENSHIP OF PERSONS FILING

                  This  statement  is being filed by SV  Associates  IV, L.P., a
California limited partnership ("SV Associates") whose principal business address is 3000 Sand Hill Road, Building Four, Suite 210, Menlo Park, California 94025. SV Associates is general partner to Sierra Ventures IV, a California Limited Partnership ("Sierra IV") and Sierra Ventures IV International, a Delaware Limited Partnership ("Sierra IV International"). With respect to SV Associates, this statement relates only to SV Associates' indirect, beneficial ownership of shares of Common Stock of Intensiva Healthcare Corporation (the "Shares"). The Shares are held directly by Sierra IV and Sierra IV International, and SV Associates does not directly or otherwise hold any Shares. Management of the business affairs of SV Associates, including decisions respecting disposition and/or voting of the Shares, is by majority decision of the general partners of SV Associates listed on Exhibit B hereto. Each individual general partner disclaims beneficial ownership of the Shares.

ITEM 2(D) AND (E).  TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

                  Common Stock
                  CUSIP # 45815Y 10 5

ITEM 3.           Not Applicable

ITEM 4.           OWNERSHIP

                  Please see Rows 5-11 of cover pages.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON.

                  Under certain circumstances set forth in the limited partnership agreements of Sierra IV, Sierra IV International and SV Associates, the general and limited partners of such entities may have the right to receive dividends from, or the proceeds from the sale of shares of Common Stock of Intensive Healthcare Corporation held by such entity. No such partner's rights relate to more than five percent of the class.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP.

                  Not applicable.


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1997

                             SV ASSOCIATES IV, L.P.


                             By:
                                 -----------------------------------------------
                                 Martha A. Clarke Adamson,
                                 Attorney-in-Fact for the General Partners


                             SIERRA VENTURES IV, A CALIFORNIA
                             LIMITED PARTNERSHIP

                             By SV Associates IV, L.P., its General Partner


                             By:
                                 -----------------------------------------------
                                 Martha A. Clarke Adamson,
                                 Attorney-in-Fact for the General Partners

                                  EXHIBIT INDEX


                                                                   Found on
                                                                 Sequentially
Exhibit                                                          Numbered Page
-------                                                          -------------

Exhibit A:  Agreement of Joint Filin                                   8

Exhibit B: List of General Partners of SV Associates IV, L.P.          9

                                                                     Page 8 of 9
                                    EXHIBIT A

                            Agreement of Joint Filing

                  The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 13, 1997, containing the information required by Schedule 13G, for the 1,498,744 Shares of the Common Stock of Intensiva Healthcare Corporation held by Sierra Ventures IV, a California Limited Partnership and Sierra Ventures IV International, a Delaware Limited Partnership.

Date:  February 13, 1997
                             SV ASSOCIATES IV, L.P.


                             By:
                                 -----------------------------------------------
                                 Martha A. Clarke Adamson,
                                 Attorney-in-Fact for the General Partners


                             SIERRA VENTURES IV, A CALIFORNIA
                             LIMITED PARTNERSHIP

                             By SV Associates IV, L.P., its General Partner


                             By:
                                 -----------------------------------------------
                                 Martha A. Clarke Adamson,
                                 Attorney-in-Fact for the General Partners

                                                                     Page 9 of 9
                                    EXHIBIT B

                               General Partners of
                             SV Associates IV, L.P.


                  Set forth below, with respect to each general partner of SV Associates IV, L.P. is the following: (a) name; (b) business address and (c) citizenship.

1.       (a)      Peter C. Wendell

         (b)      c/o Sierra Ventures
                  3000 Sand Hill Road
                  Building Four, Suite 210
                  Menlo Park, CA 94025

         (c)      United States Citizen


2.       (a)      Jeffrey M. Drazan

         (b)      c/o Sierra Ventures
                  3000 Sand Hill Road
                  Building Four, Suite 210
                  Menlo Park, CA 94025

         (c)      United States Citizen


3.       (a)      Petri Vainio

         (b)      c/o Sierra Ventures
                  3000 Sand Hill Road
                  Building Four, Suite 210
                  Menlo Park, CA 94025

         (c)      United States Citizen